December 22, 2009

To:

Mark Wojciechowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Request for extension to respond to review comments.

Dear Mr. Wojciechowski:

The reason for this letter is to formally request an extension to respond to the review comments received from the United States Securities and Exchange Commission dated December 15, 2009.  Gold Crest Mines, Inc. would like to request that the deadline for our response be extended out until January 15, 2010.

The reason for the requested extension is due to reduced staff during the holiday season due to the scheduling of vacations.

Sincerely,

/s/    Matt J. Colbert

Matt J. Colbert

Chief Financial Officer

Gold Crest Mines, Inc.